AB
10/02

09042526

UNI
SECURITIES AND E...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RichAve Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Atlantic Blvd., Suite 110
(No. and Street)

Monterey Park (City) California (State) 91754 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan S. Lui 626-374-3149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
10/08

OATH OR AFFIRMATION

I, Alan S. Lui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RichAve Financial, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 9 day of Sept., 2009, by Alan S. Lui proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
(Seal)
Notary Public

[signature]
Signature

president
Title

SOPHIA YANG
Commission # 1822500
Notary Public - California
Los Angeles County
My Comm. Expires Dec 10, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RichAve Financial, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

CONTENTS

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

I have audited the accompanying statement of financial condition of RichAve Financial, Inc. as of December 31, 2008 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of RichAve Financial, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of RichAve Financial, Inc. as of December 31, 2008 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

The accompanying financial statements have been prepared assuming that RichAve Financial, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because its owners decided to terminate the retail brokerage business and to sell their shares in 2008. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
September 1, 2009

RichAve Financial, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	289
Clearing broker deposit		14,785
Deferred tax benefit		345
Office equipment net of depreciation of $4,466		0
Total assets	$	15,419

Liabilities and Shareholders' Equity

Liabilities		
Accrued expenses	$	2,303
Total liabilities		2,303
Shareholders' equity		
Common stock ($1 par value, 1,000,000 shares authorized, 480,000 shares issued and outstanding)		480,000
Paid-in capital		211,264
Retained earnings (deficit)		(678,148)
Total shareholders' equity		13,116
Total liabilities and shareholders' equity	$	15,419

The accompanying notes are an integral part of these financial statements

RichAve Financial, Inc.
Statement of Operations
For the year ended December 31, 2008

Revenues	
Commissions	$ 18,508
Other income	75
Total revenues	18,583
Expenses	
Depreciation	1,489
Commissions expense	2,775
Consulting fees	18,735
Licenses and permits	2,865
Client debit balance write off	14,184
Prior year consulting fees reversed	(14,123)
Professional fees	750
Referral fees	4,800
Rent	750
All other	(751)
Total expenses	31,474
Net income (loss) before income tax provisions	(12,891)
Income tax provision	455
Net income (loss)	$ (13,346)

The accompanying notes are an integral part of these financial statements

RichAve Financial, Inc.

Statement of Changes in Shareholders' Equity

For the year ended December 31, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	480,000	$ 480,000	$ 211,264	$ (664,802)	$ 26,462
Net Income (loss)				(13,346)	(13,346)
Balance, December 31, 2008	480,000	$ 480,000	$ 211,264	$ (678,148)	$ 13,116

The accompanying notes are an integral part of these financial statements

RichAve Financial, Inc.
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (13,346)
Add back depreciation		1,489
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		14,184
Deferred tax benefit		2,955
(Decrease) increase in:		
Accrued expenses		(21,096)
Net cash and cash equivalent provided by (used in) operating activities		(15,814)
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		0
Net increase (decrease) in cash		(15,814)
Cash at beginning of year		16,103
Cash at end of year		$ 289
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 0	
Cash paid for taxes	$ 0	

The accompanying notes are an integral part of these financial statements

RICHAVE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING OLICIES

General

Amervest Capital, Inc. was incorporated in California on June 17, 1994 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. April 4, 2002, the Company was acquired by another Company and the name was changed to RichAve Financial, Inc. (the Company). The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker- dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(ii). The owners decided to sell the Company in early 2008 and moved all active customer accounts to other brokerage firms in March, 2008. The management requested all general securities representatives stop all trading activities in April, 2008. In August 2008, the Company transferred 20% ownership to new owners with the intention that the remaining 80% ownership will be transferred upon FINRA approval. The Company is waiting for FINRA approval. However since the audit report was not filed on a timely basis, the Company is suspended from doing business at this time.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for Income Taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING OLICIES (continued)

Summary of Significant Accounting Policies (continued)

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Note 2 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

The Company sold 20% ownership to another company and transferred all RichAve trading accounts on March 26, 2008 to another brokerage firm. The only source of income currently is from participation in private placements. In addition, the Company is in violation of Securities and Exchange Commission (SEC) Rule 17a-5 which requires that members of FINRA file an Annual Audited Report not more than 60-calendar days after the date selected for their fiscal year end. The Company failed to file its annual audit report on a timely basis therefore FINRA suspended the Company's business activities. Management is awaiting FINRA reinstatement and approval to sell the remaining 80% ownership.

Note 3 – PROVISION FOR INCOME TAXES

The Company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $148,800 which can be carried forward for 20 years to offset future income. The NOL is comprised as follows:

Year	Amount	Expires
2004	45,341	2024
2005	82,628	2025
2006	7,234	2026
2007	0	2027
2008	13,632	2028
	$148,835	

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense	$ 800	$ 0	$ 800
Federal tax expense (benefit)	0	(345)	(345)
Total income tax expense (benefit)	$ 800	$ (345)	$(455)

Note 3: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had a net capital of $12,771, which was $7,771 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,303) to net capital was .18 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

RichAve Financial, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital				
Total shareholders' equity				$ 13,116
Less: Non Allowable assets:				
Deferred tax benefit				(345)
Net capital				$ 12,771
Computation of net capital requirements				
Minimum net capital requirements				
6-2/3% of net aggregate indebtedness	$	154		
Minimum dollar net capital required	$	5,000		
Net Capital required (greater of above amounts)				5,000
Excess net capital				$ 7,771
Ratio of aggregate indebtedness to net capital		0.18	: 1	
Computation of aggregate indebtedness:				
Total liabilities	$	2,303		

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 13,236
Audit adjustments:	
Deferred tax benefit	(345)
Other	(120)
Net capital per audit	$ 12,771

The accompanying notes are an integral part of these financial statements

RichAve Financial, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to RichAve Financial, Inc. as the RichAve Financial, Inc. qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

RichAve Financial, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to RichAve Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

RichAve Financial, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

In planning and performing my audit of the financial statements and supplemental schedules of RichAve Financial, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

It has come to my attention that the FINRA has suspended the Company from business for failure to file the Annual Report. In addition, I noted that certain income and expenses were not reported and assets and liabilities were overstated on the quarterly focus reports. I continue to impress upon the Company's principal the importance of accrual basis accounting and proper record keeping.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company failed to report certain income and expenses on their However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
September 1, 2009